UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51461 / March 31, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11877

	:	
In the Matter of	:	ORDER INSTITUTING
	:	PROCEEDINGS, MAKING FINDINGS,
TAMARAK, INC.,	:	AND REVOKING REGISTRATION OF
	:	SECURITIES PURSUANT TO
Respondent	:	SECTION 12(j) OF THE SECURITIES
	:	EXCHANGE OF 1934
	:	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Tamarak, Inc. ("Tamarak" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A. Tamarak is a Nevada corporation. Since 2002, its common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act, and between November 25, 2002, and August 22, 2003, it was quoted on the Over-the-Counter Bulletin Board.

B. Tamarak failed to comply with Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, in that, between May 28 and August 18, 2003, Tamarak issued three press releases that contained material misrepresentations and omissions concerning, among other things: (1) Tamarak's plans and financial ability to produce and distribute a television mini-series and movie; (2) Tamarak's projected profits; (3) the purported support by the U.S. Air Force for Tamarak's film projects; and (4) purported discussions between Tamarak and major television and film studios.

C. Tamarak failed to comply with Section 13(a) of the Exchange Act and Rule 13a-13 thereunder while its common stock was registered with the Commission, in that it has not filed a quarterly report on Form 10-QSB subsequent to the fiscal quarter ending May 31, 2003.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary

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